

Mail Stop 3720

April 12, 2010

William J. Abbott
President and Chief Executive Officer
Crown Media Holdings, Inc.
12700 Ventura Blvd., Suite 200
Studio City, CA 91604

      RE: **Crown Media Holdings, Inc.**
              Preliminary Information Statement on Schedule 14C
              Filed March 29, 2010
              File No. 0-30700

Dear Mr. Abbott:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Outstanding Issues

1.   We note one significant consequence of the company's restructuring transactions is that Hallmark Cards, Inc. through its affiliates will control 90.1% of the company (as you discuss on page 70). This ownership interest allows Hallmark to do a short form merger. In this regard, please discuss the ability of Hallmark to do a short form merger in the summary section and other relevant areas of the information statement. Your discussion should describe in more detail how a short form merger differs from a typical merger. For instance, we note you have not discussed that minority shareholders do not normally vote to approve a short

form merger. Further, please highlight how the Stockholders Agreement has provided additional protections to minority shareholders in the context of a short form merger that are not typically available to them.

Opinion of Houlihan Lokey, page 36

2.   We note the statement on page 39 explaining what Houlihan Lokey's fairness opinion covers and what it does not. Tell us in your response letter how Houlihan Lokey's fairness determination differs from the analysis that would have been involved in an opinion covering whether the company was receiving or paying reasonably equivalent value for the Exchange and Merger Transactions.

*   *   *   *

As applicable, please revise your filing in response to these comments. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all of the information investors require for an informed decision. Since the company and its management are in possession of all of the facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all of the information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ajay Koduri, Attorney-Advisor, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director